Exhibit 99.1

Cango Inc. Reports Third Quarter 2021 Unaudited Financial Results

SHANGHAI, November 22, 2021 /PRNewswire/ -- Cango Inc. (NYSE: CANG) (“Cango” or the “Company”), a leading automotive transaction service platform in China, today announced its unaudited financial results for the third quarter of 2021.

Third Quarter 2021 Financial and Operational Highlights

•

Total revenues were RMB800.6 million (US$124.3 million), an 84.1% increase from RMB434.9 million in the same period of 2020, outperforming the high end of the Company’s guidance by 6.8%. The increase was mainly driven by the increased amounts of both financing transactions the Company facilitated and car trading transactions in the third quarter of 2021.

•	Car trading transactions revenues were RMB429.2 million (US$66.6 million), or 53.6% of total revenues in the third quarter of 2021.

•	Automotive financing facilitation revenues were RMB266.5 million (US$41.4 million), a 15.8% increase from RMB230.2 million in the same period of 2020.

•

The amount of financing transactions the Company facilitated in the third quarter of 2021 was RMB6,210.7 million (US$963.9 million). The total outstanding balance of financing transactions the Company facilitated was RMB47,955.2 million (US$7,442.5 million) as of September 30, 2021.

•

M1+ and M3+ overdue ratios for all financing transactions that remained outstanding and were facilitated by the Company were 1.58% and 0.76%, respectively, as of September 30, 2021, compared to 1.35% and 0.69%, respectively, as of June 30, 2021.

•	The number of dealers covered by the Company was 47,718 as of September 30, 2021, compared to 47,740 as of June 30, 2021.

Mr. Jiayuan Lin, Chief Executive Officer of Cango, commented, “As expected, the industry headwinds created by the global chip shortage continued to impact our business in the third quarter. Since the end of the second quarter, we have been proactively responding to industry changes, and delivered third quarter total revenues of RMB800.6 million, above our guidance.

Market disruptions had a particularly significant impact on our automotive financing facilitation business, leading to a decrease in the number of financing transactions the Company facilitated compared to the previous quarter. To address these challenges, we optimized our sales team’s organizational structure and focused on stimulating each salesperson’s output while advancing our expansion into the high-end segment of this market and exploring used car financing facilitation. We are also excited about our achievements in our car trading transactions business which is now serving as an important growth driver. ‘Cango Haoche,’ our B2B service platform providing one-stop transaction, logistics, finance, insurance and other auto-related services, has been widely recognized by dealers, garnering over 1.5 million total views since its launch in the second quarter. Moreover, our after-market services facilitation business made solid progress as we continued to establish cooperation with new energy vehicle manufacturers including Li Auto and HiPhi.”

“Looking ahead, we expect the chip shortage-related upheaval in the auto market to linger for some time. Given the pervasiveness of the disruption, we remain cautious with respect to industry recovery. Nevertheless, we will continue to strengthen our platform and synergies between businesses in response to market changes, as well as capitalize on the promising opportunities we see in the new energy vehicle sector,” Mr. Lin concluded.

Mr. Yongyi Zhang, Chief Financial Officer of Cango, stated, “Despite the ongoing uncertainty due to the global chip shortage, our third quarter performance demonstrates our business model’s flexibility and resilience. Total revenues were RMB800.6 million, coming in above our guidance. We are in a healthy operational and financial position and we remain confident in our ability to navigate the industry turmoil. Looking ahead, we will continue to carefully manage our cost structure while improving operating efficiency and profitability, creating value for our shareholders in the long run.”

Third Quarter 2021 Financial Results

REVENUES

Total revenues in the third quarter of 2021 increased by 84.1% to RMB800.6 million (US$124.3 million) from RMB434.9 million in the same period of 2020. Revenues from car trading transactions in the third quarter of 2021 were RMB429.2 million (US$66.6 million), continuing to serve as an important revenue contributor. Revenues from automotive financing facilitation and after-market services facilitation in the third quarter of 2021 were RMB266.5 million (US$41.4 million) and RMB42.7 million (US$6.6 million), respectively.

OPERATING COST AND EXPENSES

Total operating cost and expenses in the third quarter of 2021 were RMB839.6 million (US$130.3 million) compared to RMB300.4 million in the same period of 2020. This was mainly due to the related costs incurred by car trading transactions business. Primarily as a result of the increase in revenues from car trading transactions, sales and marketing expenses, general and administrative expenses and research and development expenses each decreased as a percentage of total revenues in the third quarter of 2021, compared to the same period of 2020.

•

Cost of revenue in the third quarter of 2021 increased to RMB610.5 million (US$94.7 million) from RMB180.9 million in the same period of 2020. As a percentage of total revenues, cost of revenue in the third quarter of 2021 was 76.3% compared to 41.6% in the same period of 2020, and the change was primarily due to an increase in the amount of car trading transactions. For automotive financing facilitation and after-market services facilitation, cost of revenue as a percentage of relevant revenues was around 50.1% in the third quarter of 2021.

•

Sales and marketing expenses in the third quarter of 2021 were RMB46.8 million (US$7.3 million) compared to RMB41.9 million in the same period of 2020. As a percentage of total revenues, sales and marketing expenses in the third quarter of 2021 was 5.8% compared to 9.6% in the same period of 2020.

•

General and administrative expenses in the third quarter of 2021 were RMB64.0 million (US$9.9 million) compared to RMB52.2 million in the same period of 2020. As a percentage of total revenues, general and administrative expenses in the third quarter of 2021 was 8.0% compared to 12.0% in the same period of 2020.

•

Research and development expenses in the third quarter of 2021 were RMB17.4 million (US$2.7 million) compared to RMB14.2 million in the same period of 2020. As a percentage of total revenues, research and development expenses in the third quarter of 2021 was 2.2% compared to 3.3% in the same period of 2020.

•	Net loss on risk assurance liabilities in the third quarter of 2021 was RMB55.5 million (US$8.6 million) compared to a net gain of RMB12.9 million in the same period of 2020.

LOSS FROM OPERATIONS

Loss from operations in the third quarter of 2021 was RMB39.0 million (US$6.1 million), compared to an income of RMB134.5 million in the same period of 2020.

FAIR VALUE CHANGE OF EQUITY INVESTMENT

Fair value change of equity investment in the third quarter of 2021 was a loss of RMB447.5 million (US$69.5 million) compared to a gain of RMB1,827.7 million in the same period of 2020. The loss in the third quarter of 2021 is mainly due to the investment in Li Auto. As of September 30, 2021, Cango held 8,000,000 American Depositary Shares of Li Auto. Each American Depositary Share of Li Auto represents two Class A ordinary shares of Li Auto.

NET LOSS

Primarily due to the fair value change of the Company’s investment in Li Auto, net loss in the third quarter of 2021 was RMB416.5 million (US$64.6 million). Non-GAAP adjusted net loss in the third quarter of 2021 was RMB392.5 million (US$60.9 million). Non-GAAP adjusted net loss excludes the impact of share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measure.”

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (ADS) in the third quarter of 2021 were RMB2.88 (US$0.45) and RMB2.88 (US$0.45). Non-GAAP adjusted basic and diluted net loss per ADS in the third quarter of 2021 were RMB2.72 (US$0.42) and RMB2.72 (US$0.42). Each ADS represents two Class A ordinary shares of the Company.

BALANCE SHEET

As of September 30, 2021, the Company had cash and cash equivalents of RMB906.4 million (US$140.7 million), compared to RMB1,498.9 million as of June 30, 2021.

As of September 30, 2021, the Company had short-term investments of RMB3,588.2 million (US$556.9 million), compared to RMB3,127.2 million as of June 30, 2021.

Business Outlook

For the fourth quarter of 2021, the Company expects total revenues to be between RMB950 million and RMB1,000 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

The Company’s investment in Li Auto and the change in fair value of investment due to the price volatility of the stock may have a significant impact on the Company’s fourth quarter of 2021 financial results.

Conference Call Information

The Company’s management will hold a conference call on Monday, November 22, 2021, at 8:00 P.M. Eastern Time or Tuesday, November 23, 2021, at 9:00 A.M. Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
Mainland China Toll Free:	4001-201-203
Hong Kong, China Toll Free:	800-905-945
Conference ID:	Cango Inc.

The replay will be accessible through November 29, 2021, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Access Code:	10162135

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cangoonline.com/.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a leading automotive transaction service platform in China connecting dealers, financial institutions, car buyers, and other industry participants. Founded in 2010 by a group of pioneers in China’s automotive finance industry, the Company is headquartered in Shanghai and engages car buyers through a nationwide dealer network. The Company’s services primarily consist of automotive financing facilitation, car trading transactions, and after-market services facilitation. By utilizing its competitive advantages in technology, data insights, and cloud-based infrastructure, Cango is able to connect its platform participants while bringing them a premium user experience. Cango’s platform model puts it in a unique position to add value for its platform participants and business partners as the automotive and mobility markets in China continue to grow and evolve. For more information, please visit: www.cangoonline.com.

Definition of Overdue Ratios

The Company defines “M1+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 30 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

The Company defines “M3+ overdue ratio” as (i) exposure at risk relating to financing transactions for which any installment payment is 90 to 179 calendar days past due as of a specified date, divided by (ii) exposure at risk relating to all financing transactions which remain outstanding as of such date, excluding amounts of outstanding principal that are 180 calendar days or more past due.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses Non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using Non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of Non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Cango’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Twitter: https://twitter.com/Cango_Group

Emilie Wu

The Piacente Group, Inc.

Tel: +86 21 6039 8363

Email: ir@cangoonline.com

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,426,899,576	906,425,650	140,675,055
Restricted cash - current	9,693,008	102,552,307	15,915,868
Short-term investments	4,342,356,612	3,588,187,133	556,877,911
Accounts receivable, net	141,594,170	186,847,242	28,998,237
Finance lease receivables - current, net	2,035,397,525	1,528,881,416	237,278,675
Short-term consumer financing receivables, net	23,168	—	—
Financing receivables, net	20,105,893	50,124,675	7,779,228
Short-term contract asset	364,618,635	799,673,531	124,107,386
Prepayments and other current assets	558,360,959	690,993,737	107,240,546

Total current assets	8,899,049,546	7,853,685,691	1,218,872,906

Non-current assets:
Restricted cash - non-current	878,299,140	733,538,679	113,843,418
Goodwill	145,063,857	148,657,971	23,071,355
Property and equipment, net	10,311,971	19,914,252	3,090,643
Intangible assets	44,887,871	45,702,955	7,092,987
Long-term contract asset	281,374,110	489,252,809	75,930,845
Deferred tax assets	170,951,082	424,256,893	65,843,637
Finance lease receivables - non-current, net	1,454,499,864	1,040,027,023	161,409,663
Other non-current assets	261,495,158	483,107,022	74,977,034

Total non-current assets	3,246,883,053	3,384,457,604	525,259,582

TOTAL ASSETS	12,145,932,599	11,238,143,295	1,744,132,488

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debts	355,816,940	991,933,733	153,945,701
Long-term debts—current	1,228,783,730	1,006,900,131	156,268,450
Accrued expenses and other current liabilities	324,734,202	471,273,484	73,140,496
Risk assurance liabilities	460,829,299	678,662,222	105,326,725
Income tax payable	87,132,455	371,913,283	57,720,036

Total current liabilities	2,457,296,626	3,520,682,853	546,401,408

Non-current liabilities:
Long-term debts	977,791,191	638,447,901	99,085,561
Deferred tax liability	330,765,029	125,506,827	19,478,354
Other non-current liabilities	4,870,616	1,598,485	248,081

Total non-current liabilities	1,313,426,836	765,553,213	118,811,996

Total liabilities	3,770,723,462	4,286,236,066	665,213,404

Shareholders’ equity
Ordinary shares	204,260	204,260	31,701
Treasury shares	(56,419,225)	(411,075,103)	(63,797,856)
Additional paid-in capital	4,591,455,557	4,648,746,810	721,474,192
Accumulated other comprehensive income	(115,386,427)	(153,214,761)	(23,778,558)
Retained earnings	3,955,354,972	2,867,246,023	444,989,605

Total Cango Inc.’s equity	8,375,209,137	6,951,907,229	1,078,919,084

Total shareholders’ equity	8,375,209,137	6,951,907,229	1,078,919,084

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,145,932,599	11,238,143,295	1,744,132,488

CANGO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	Three months ended September 30,			Nine months ended September 30,
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	434,949,892	800,634,866	124,256,583	955,002,617	2,871,167,788	445,598,254
Loan facilitation income and other related income	230,156,995	266,515,911	41,362,621	493,781,301	981,553,412	152,334,701
Leasing income	63,404,140	60,778,371	9,432,655	206,961,678	198,614,442	30,824,478
After-market services income	68,901,306	42,658,080	6,620,430	170,430,167	157,053,595	24,374,336
Automobile trading income	70,361,821	429,200,614	66,610,891	77,963,237	1,523,310,471	236,414,078
Others	2,125,630	1,481,890	229,986	5,866,234	10,635,868	1,650,661
Operating cost and expenses:
Cost of revenue	180,871,289	610,508,451	94,749,426	374,286,048	2,077,342,112	322,398,441
Sales and marketing	41,852,916	46,793,061	7,262,169	130,065,097	165,522,339	25,688,664
General and administrative	52,154,925	64,038,373	9,938,600	175,606,783	190,087,348	29,501,094
Research and development	14,151,770	17,423,683	2,704,113	39,610,068	46,656,813	7,241,024
Net (gain) loss on risk assurance liabilities	(12,885,280)	55,504,598	8,614,179	21,072,204	113,147,363	17,560,195
Provision for credit losses	24,287,059	45,373,233	7,041,815	94,501,601	144,641,366	22,447,988

Total operation cost and expense	300,432,679	839,641,399	130,310,302	835,141,801	2,737,397,341	424,837,406

Income (Loss) from operations	134,517,213	(39,006,533)	(6,053,719)	119,860,816	133,770,447	20,760,848

Interest and investment income	9,875,421	14,853,381	2,305,209	60,683,716	37,222,389	5,776,824
Fair value change of equity investment	1,827,718,488	(447,536,895)	-69,456,637	1,827,718,488	(291,048,883)	(45,170,078)
Interest expense	(513,622)	(8,320,463)	(1,291,316)	(2,250,545)	(9,133,705)	(1,417,529)
Foreign exchange gain (loss), net	(1,761,929)	(51,473)	(7,988)	(5,201,874)	(786,605)	(122,079)
Other income	8,014,913	25,465,800	3,952,230	33,805,616	36,642,145	5,686,772
Other expenses	(16,381)	(107,905)	(16,747)	(597,876)	(6,587,727)	(1,022,399)

Net income before income taxes	1,977,834,103	(454,704,088)	(70,568,968)	2,034,018,341	(99,921,939)	(15,507,641)

Income tax expenses	(208,451,556)	38,166,368	5,923,327	(229,091,015)	(32,749,453)	(5,082,635)

Net income	1,769,382,547	(416,537,720)	(64,645,641)	1,804,927,326	(132,671,392)	(20,590,276)

Less: Net income attributable to non-controlling interests	256,018	—	—	3,902,214	—	—

Net income attributable to Cango Inc.’s shareholders	1,769,126,529	(416,537,720)	(64,645,641)	1,801,025,112	(132,671,392)	(20,590,276)

Earnings per ADS attributable to ordinary shareholders:
Basic	11.82	(2.88)	(0.45)	11.97	(0.91)	(0.14)
Diluted	11.78	(2.88)	(0.45)	11.89	(0.91)	(0.14)
Weighted average ADS used to compute earnings per ADS attributable to ordinary shareholders:
Basic	149,706,190	144,470,649	144,470,649	150,425,738	146,155,678	146,155,678
Diluted	150,185,842	144,470,649	144,470,649	151,520,229	146,155,678	146,155,678
Other comprehensive (loss) income, net of tax

Foreign currency translation adjustment	(105,299,287)	(5,969,745)	(926,490)	(82,069,737)	(37,828,334)	(5,870,865)

Total comprehensive income	1,664,083,260	(422,507,465)	(65,572,131)	1,722,857,589	(170,499,726)	(26,461,141)

Total comprehensive income attributable to Cango Inc.’s shareholders	1,663,827,242	(422,507,465)	(65,572,131)	1,718,955,375	(170,499,726)	(26,461,141)

CANGO INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data

	Three months ended September 30,			Nine months ended September 30,
	September 30, 2020	September 30, 2021		September 30, 2020	September 30, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$	RMB	RMB	US$
Net income	1,769,382,547	(416,537,720)	(64,645,641)	1,804,927,326	(132,671,392)	(20,590,276)
Add: Share-based compensation expenses	13,853,582	24,011,050	3,726,457	59,268,760	64,444,353	10,001,607
Cost of revenue	567,997	1,512,966	234,809	2,430,021	2,967,623	460,568
Sales and marketing	2,950,813	4,049,203	628,426	12,624,245	11,570,258	1,795,676
General and administrative	9,614,385	17,209,292	2,670,841	41,132,513	46,888,274	7,276,946
Research and development	720,387	1,239,589	192,381	3,081,981	3,018,198	468,417

Non-GAAP adjusted net income	1,783,236,129	(392,526,670)	(60,919,184)	1,864,196,086	(68,227,039)	(10,588,669)

Less: Net income attributable to non-controlling interests	256,018	—	—	3,902,214	—	—
Net income attributable to Cango Inc.’s shareholders	1,782,980,111	(392,526,670)	(60,919,184)	1,860,293,872	(68,227,039)	(10,588,669)

Non-GAAP adjusted net income per ADS-basic	11.91	(2.72)	(0.42)	12.37	(0.47)	(0.07)
Non-GAAP adjusted net income per ADS-diluted	11.87	(2.72)	(0.42)	12.28	(0.47)	(0.07)
Weighted average ADS outstanding—basic	149,706,190	144,470,649	144,470,649	150,425,738	146,155,678	146,155,678
Weighted average ADS outstanding—diluted	150,185,842	144,470,649	144,470,649	151,520,229	146,155,678	146,155,678